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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                                                 Commission File Number_________

                          NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR

     For Period Ended:  December 31, 1999
                        -------------------------

[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F  [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:___________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                 FinancialWeb.com, Inc.
                        --------------------------------------------------------
Former name if applicable

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Address of principal executive office (Street and number)

                           201 Park Place, Suite 321
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City, state and zip code   Altamonte Springs, FL. 32701
                         -------------------------------------------------------

                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]  (c) The accountant's statement or other exhibit required by Rule12b-25(c)
          has been attached if applicable
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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The annual report of FinancialWeb.com, Inc. (the "Company") on Form 10-K could not be filed within the prescribed time period because the Company's audited financial statements were not completed and could not be completed within the prescribed time period without unreasonable effort or expense. FinancialWeb.com, Inc. has recently hired new accounting personnel, including appointment of a Chief Financial Officer within the last 20 days, that are presently in the process of determining the correct financial position of the Company as of December 31, 1999. Without complete audited financial statements, the narrative portions of Form 10-K could not be completed. As a result, the Company could not solicit and obtain the necessary review of the Form 10-K and signature thereto by a majority of its board of directors in a timely fashion prior to the due date of the report. The Company anticipates that its report on Form 10-K will be filed on or before the fifteenth calendar day following its prescribed due date.



                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

  Len von Vital                     (407)         834 - 4443
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     (Name)                      (area code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [ ] No

     If so attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Management and its new auditors have determined that certain equity transactions recorded during the past 3 years may have to be adjusted to the quoted over the counter bulletin board stock market value to comply with generally accepted accounting principles. The company intends to seek a prefiling ruling from the Securities and Exchange Commission (SEC) regarding this matter. Should the SEC render an unfavorable ruling, there will be a restatement of its results for 1997 and 1998 and adjustments to the 1999 unaudited financial statements. These adjustments are non-cash in nature, but would have a material adverse impact on the company's financial statements.
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                            FinancialWeb.com, Inc.
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                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date   March 29, 2000               By /s/ Len von Vital
    ------------------------          --------------------------------
                                           Len von Vital
                                           Chief Financial Officer


               Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                      ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. (S)1001).